

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

VIA U.S. Mail and Facsimile

Harold C.F. Dickout
Chief Executive Officer
24 Palace Arch Drive,
Toronto, Ontario, Canada M9A 2S1

>   **Re: Americas Wind Energy Corp.**
>   **Form 10-K for the fiscal year ended July 31, 2009**
>   **Filed November 12, 2009**
>   **File No. 000-50861**

Dear Mr. Dickout:

    We have reviewed your response dated July 15, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the year ended July 31, 2009 and 2008

1. We note your response to prior comment 1 and we see that you recognized other income from adjustments to accounts payable, gain on sale of equipment, and loss on disposal of contracts as "other expenses" outside of loss from operations. Please tell us why these amounts should not have been recognized within operations since they pertained to the operations of your wind turbine business.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. We note your response to prior comment 5. However, since your current report of independent registered public accounting firm does not comply with Rule 2-02 of Regulation S-X, please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting form, as required by Article 2 of Regulation S-X.

Form 10-Q for the fiscal quarter ended April 30, 2010

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-2

3. We see that you have recognized net "other income" as a non-operating gain and that these amounts represent the gain from extinguishment of debt due EWT net of the impairment of an intangible asset. Please tell us why these amounts should be netted on the face of the statement of operations. In addition, tell us why the impairment of intangible asset was not recorded within operations since it relates to your principal operating activities.

Note 7. Convertible Loan Payable, page F-8

4. We reference the statement that no accretion of the convertible loan was recorded for the nine months ended April 30, 2010. Please tell us why you did not record any accretion during that period.

Note 10. Commitments and Contingencies, page F-9

5. We see that you had previously recorded debt due to EWT of $2.8 million. We also see that you will pay back to EWT up to $4 million in total settlement payments. Please reconcile the $2.8 million debt outstanding to the $4 million payments due to EWT.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief